Filed Pursuant to Rule (424)(b)(3)
Registration No. 333-267113

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated September 13, 2022)

ASTRA SPACE, INC.

34,000,000 SHARES OF CLASS A COMMON STOCK

This prospectus supplement amends and supplements the prospectus dated September 13, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-267113). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 34,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. by B. Riley Principal Capital II, LLC (the “Selling Stockholder”). The shares included in the Prospectus and this prospectus consist of shares of Class A Common Stock that we may, in our discretion, elect to issue and sell to the Selling Stockholder pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on August 2, 2022 (the “Purchase Agreement”). Such shares of Class A Common Stock include (i) up to 33,281,805 shares of our Class A Common Stock that we may, in our sole discretion, elect to sell to the Selling Stockholder from time to time after the date of this prospectus, pursuant to the Purchase Agreement and (ii) 718,195 shares of our Class A Common Stock we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of our Class A Common Stock in one or more purchases that we may, in our sole discretion, direct them to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement. See “The Committed Equity Financing” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On September 29, 2022, the closing price of our Class A common stock was $0.6235 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 17 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2022

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California	94501
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 30, 2022, Astra Space, Inc. (“Astra” or the “Company”) announced that Axel Martinez, age 51, will be appointed chief financial officer following the filing of the Company’s quarterly report on Form 10-Q for the third quarter 2022 (the “Transition Date”). Mr. Martinez will join the Company on October 10, 2022, as its executive vice president of finance. Kelyn Brannon will remain chief financial officer, as well as the Company’s principal financial officer and principal accounting officer, through the Transition Date, to ensure continuity and a smooth transition of the leadership of the Company’s finance and accounting function before she departs to pursue other professional opportunities.

Mr. Martinez has deep knowledge in the technology industry, experience with scaling high-growth companies and participating in capital markets. He has more than 25 years of experience in finance and accounting roles of increasing responsibility. From April 2019 through November 2021, Mr. Martinez served as the chief financial officer of Veev Group, Inc., a construction technology company headquartered in San Mateo, CA. Prior to that, he served as senior vice president and Chief Financial Officer at Virgin Hyperloop One, a transportation technology company headquartered in Los Angeles, CA, from June 2017 through November 2018. Mr. Martinez left Veev Group Inc. in 2021 so that he could focus on his family. Mr. Martinez holds a B.A. in Economics and Political Science from Columbia University and an M.B.A. from Harvard Business School.

Mr. Martinez will be paid an annual base salary of $450,000, and a signing bonus in the amount of $75,000. The signing bonus is subject to repayment on a pro-rata basis if Mr. Martinez’ employment with the Company ends before October 10, 2024. Beginning in fiscal year 2023, Mr. Martinez is also eligible for an annual bonus based on targets and other metrics established by the Board. For fiscal year 2023, Mr. Martinez’ target bonus is 50% of his annual basis salary. In future years, the target amount of Mr. Martinez’s bonus will be determined by the Board. Subject to Board approval, he will be granted 1,500,000 restricted stock units, which restricted stock units are expected to vest as follows: 25% on November 15, 2023, with the remaining RSUs vesting in quarterly installments on February 15, May 15, August 15, and November 15 through and including November 15, 2027. If Mr. Martinez is terminated without Cause in connection with a change in control, he is eligible for severance benefits equal to 12 months’ base salary, health care continuation benefits for 12 months and acceleration of one year vesting of any outstanding equity awards. These benefits are subject to the execution of a release of claims. Mr. Martinez has also agreed to various restrictive covenants in favor of the Company. Mr. Martinez has entered an employment agreement with the Company, a copy of which is included in this current report on Form 8-K, as Exhibit 10.1 (the “Employment Agreement”). The foregoing description of the terms of Mr. Martinez’ employment relationship with the Company are qualified in their entirety to the actual text of the Employment Agreement. Mr. Martinez and the Company will also enter the Company’s standard form of indemnification agreement for directors and officers.

Mr. Martinez does not have any family relationships with any other director or officer of the Company and he is not a party to related party transactions with the Company or that would otherwise require disclosure.

Item 8.01 Other Events.

In connection with the transition of Ms. Brannon’s duties and responsibilities as chief financial officer, including those related to certain outstanding litigation matters to which the Company is a party, the Company has offered Ms. Brannon a retention bonus of $100,000 and severance benefits to include: (a) $400,000 of severance pay, (b) payment of the employer’s portion for continuation of health coverage through March 31, 2024 and (c) the acceleration of the vesting of 996,826 restricted stock units. Ms. Brannon has agreed to forfeit all 2,309,935 vested and unvested options to purchase shares of the Company’s Class A common stock as of the Transition Date. Ms. Brannon has also agreed to be available through March 31, 2023, to support this transition. Ms. Brannon remains subject to certain restrictive covenants set forth in her employment agreement with the Company, as amended, and the Company continues to have an obligation to indemnify her in connection with good faith actions taken as the Company’s chief financial officer, including pursuant to an indemnification agreement between Ms. Brannon and the Company entered on June 30, 2021. The Company’s offer of severance is subject to customary conditions, including the execution of a general release of claims.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1*	Employment Agreement dated September 27, 2022

10.2	Indemnification Agreement (incorporated by reference to Exhibit 10. 11 to the Current Report on Form 8-K dated June 30, 2021, and filed with the SEC on June 30, 2021)

99.1*	Press Release dated September 30, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2022	Astra Space, Inc.

	By:	/s/ Chris Kemp
	Name:	Chris Kemp
	Title:	Chief Executive Officer

EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of September 27, 2022 (the “Effective Date”), by and between Astra Space Operations, Inc. (the “Company”) and Axel Martinez (the “Executive”).

WHEREAS, the Executive possesses certain experience and expertise that qualifies the Executive to provide the direction and leadership required by the Company; and

WHEREAS, the Company desires to employ the Executive initially as Executive Vice President of Finance and then as Chief Financial Officer of the Company and the Executive wishes to accept such employment, with a start date of October 10, 2022 (the “Start Date”)

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. EMPLOYMENT

1.1 Position. Effective as of the Start Date, the Executive will be employed by the Company, on a full-time basis, as its Executive Vice President of Finance, reporting to the Company’s Chief Executive Officer. No later than November 15, 2022 (such date, being the “Transition Date”), the Company will promote Executive to Chief Financial Officer. In addition, for so long as the Executive is employed by the Company, the Executive will serve as a director or officer of one or more of the Company’s Affiliates as may be required from time to time, in each case, without further compensation, and shall serve as Chief Financial Officer of Astra Space, Inc. as of the Transition Date. Effective immediately upon termination of the Executive’s employment for any reason, the Executive will be deemed to have resigned from all such positions and offices the Executive may then hold at the Company or any of its Affiliates.

1.2 Duties. The Executive agrees to perform the duties of the Executive’s position and such other duties as may reasonably be assigned to the Executive from time to time. The Executive also agrees that, while employed by the Company, the Executive will devote the Executive’s full business time and best efforts, business judgment, skill and knowledge to the advancement of the business interests of the Company and its Affiliates and to the discharge of the Executive’s duties and responsibilities for them; provided, that the Executive’s service as a director, trustee or committee member of civic or charitable organizations will not be in violation of the foregoing, in each case, to the extent such service does not interfere with the effective discharge of the Executive’s duties and responsibilities hereunder, create a conflict of interest or violate the Executive’s obligations under Section 3 hereof.

1.3 Compliance with Policy. The Executive agrees that, while employed by the Company, the Executive will comply with all applicable policies, practices and procedures, and codes of ethics or business conduct of the Company or any of its Affiliates, as in effect from time to time.

2. COMPENSATION AND BENEFITS

During the Executive’s employment hereunder, as compensation for all services performed by the Executive for the Company and its Affiliates, the Company will provide the Executive the following compensation and benefits:

2.1 Base Salary. From and after the Effective Date, the Company will pay the Executive a base salary at the rate of $450,000 per year, payable in accordance with the ordinary payroll practices of the Company and subject to adjustment from time to time by the Board in its discretion (as adjusted from time to time, the “Base Salary”).

2.2 Employee Benefits. The Executive will be entitled to participate in all employee benefit plans as in effect from time to time for employees of the Company generally, except to the extent such plans are duplicative of benefits otherwise provided to the Executive under this Agreement. The Executive’s participation will be subject to the terms of the applicable plan documents and generally applicable Company policies, as the same may be in effect from time to time, and any other restrictions or limitations imposed by law.

2.3 Signing Bonus. The Company will pay Executive a signing bonus in the amount of $75,000, which shall be payable no later than the first payroll date following the Start Date (the “Sign On Bonus”). If your employment with the Company is terminated either by the Company or you pursuant to Article VIII before the second anniversary of the Start Date, Executive must repay a pro-rata portion of your Sign On Bonus to the Company. The amount of the Sign-On Bonus that Executive must repay (the “Unearned Amount”) will be calculated with reference to the number of days from Executive’s Termination Date to the Start Date, divided by 365 days. Executive agrees to pay the Unearned Amount to the Company writing three (3) business days of Executive’s Termination Date. Notwithstanding the foregoing, Executive shall not be obligated to repay the Unearned Amount if Executive was terminated by the Company without Cause or in connection with a Change in Control.

2.4 Annual Bonus. The Executive will be eligible to earn an annual bonus (the “Annual Bonus”) for each fiscal year completed during the Executive’s employment hereunder. The actual amount of any Annual Bonus will be determined by the Board in its discretion, based on financial, operational, individual and/or other targets established by the Board; provided however that, during the year-ended 2023, Executive will be eligible for a target bonus equal to 50% of Executive’s Base Salary. In order to be eligible to receive any Annual Bonus hereunder, Employee must be employed on the date the Annual Bonus is paid. Executive is not eligible for an Annual Bonus, pro-rated or otherwise, for fiscal year ended 2022.

2.5 Equity Grants. Subject to the approval by the Board, Executive will be granted an 1,500,000 restricted stock units of the Company’s Class A Common Stock (the “RSUs”). The RSUs will be subject to the terms and conditions of the Astra Space Inc. 2021 Omnibus Incentive Plan (the “Plan”), standard vesting schedule and standard form of restricted stock award agreement, which Executive will be required to sign within thirty (30) days after it is made available to Executive.

2.6 Vacations. The Executive will be eligible to accrue vacation time in accordance with the policies of the Company as in effect from time to time, which vacation time will be in addition to any holidays observed by the Company. Vacation may be taken at such times and intervals as the Executive determines, subject to the business needs of the Company. Vacation otherwise will be subject to the policies of the Company as in effect from time to time.

2.7 Business Expenses. The Company will pay or reimburse the Executive for all reasonable business expenses incurred or paid by the Executive in the performance of the Executive’s duties and responsibilities hereunder, subject to any expense reimbursement policies of the Company as in effect from time to time and to such reasonable substantiation and documentation as may be specified by the Company from time to time. The Executive’s right to payment or reimbursement hereunder will be subject to the following additional rules: (i) the amount of expenses eligible for payment or reimbursement during any calendar year will not affect the expenses eligible for payment or reimbursement in any other calendar year; (ii) payment or reimbursement will be made not later than December 31 of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to payment or reimbursement will not be subject to liquidation or exchange for any other benefit.

3. CONFIDENTIAL INFORMATION AND RESTRICTED ACTIVITIES

3.1 Confidential Information. During the course of the Executive’s employment with the Company, the Executive has learned and will continue to learn of Confidential Information and has developed and will continue to develop Confidential Information on behalf of the Company and its Affiliates. The Executive agrees not to use or disclose to any Person (except as required or permitted by applicable law or for the proper performance of the Executive’s regular duties and responsibilities for the Company) any Confidential Information obtained by the Executive incident to the Executive’s employment or any other association with the Company or any of its Affiliates (including, for the avoidance of doubt, any such information acquired with respect to the Executive’s employment with the Company or its Affiliates prior to the Effective Date). The Executive agrees that this restriction will continue to apply after the Executive’s employment terminates, regardless of the reason for such termination. For the avoidance of doubt, (i) nothing contained in this Agreement limits, restricts or in any other way affects the Executive’s communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to such governmental agency or entity; and (ii) the Executive will not be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (B) in a complaint or other document filed under seal in a lawsuit or other proceeding, provided, however, that notwithstanding this immunity from liability, the Executive may be held liable if the Executive unlawfully accesses or discloses trade secrets by unauthorized means.

3.2 Protection of Documents. All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by the Executive, will be the sole and exclusive property of the Company. The Executive agrees to safeguard all Documents and to surrender to the Company, at the time the

Executive’s employment terminates or at such earlier time or times as the Board or its designee may specify, all Documents then in the Executive’s possession or control. The Executive also agrees to disclose to the Company, at the time the Executive’s employment terminates or at such earlier time or times as the Board or its designee may specify, all passwords necessary to obtain access to any Confidential Information or Company information that the Executive has password-protected on any computer equipment, network or system of the Company or any of its Affiliates.

3.3 Assignment of Rights to Intellectual Property. The Executive will promptly and fully disclose all Intellectual Property to the Company. The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) the Executive’s full right, title and interest in and to all Intellectual Property. The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including, without limitation, the execution and delivery of instruments of further assurance or confirmation and the provision of good faith testimony in person or by declaration or affidavit) requested by the Company to assign the Intellectual Property to the Company (or as otherwise directed by the Company) and to permit the Company to secure, prosecute and enforce any patents, copyrights or other proprietary rights to the Intellectual Property. The Executive will not charge the Company or any of its Affiliates for time spent in complying with these obligations. All copyrightable works that the Executive creates during the Executive’s employment will be considered “work made for hire” and will, upon creation, be owned exclusively by the Company. Notwithstanding anything to the contrary herein, the Executive acknowledges and agrees that the provisions of this Section 3.3 will not apply to any Invention that qualifies fully for exclusion under the provisions of Section 2870 of the California Labor Code, the terms of which are set forth in Exhibit A attached hereto.

3.4 Restricted Activities. The Executive agrees to the following restrictions on the Executive’s activities during and, to the extent applicable, after the Executive’s employment, and further agrees that such restrictions are necessary to protect the goodwill, Confidential Information, trade secrets and other legitimate interests of the Company and its Affiliates:

(a) Non-Competition. While the Executive is employed by the Company, the Executive will not, directly or indirectly, whether as an owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, compete with, undertake any planning to compete with, or assist or encourage any other Person in competing with or undertaking any planning to compete with, the Company or any of its Affiliates. Specifically, but without limiting the foregoing, the Executive agrees not to work for or provide services to, in any capacity, whether with or without compensation, any Person that is engaged in any business anywhere that is competitive with the business of the Company or any of its Affiliates, as conducted or in active planning at any time during the Executive’s employment with the Company.

(b) Non-Solicitation of Business Partners. While the Executive is employed by the Company, the Executive will not, directly or indirectly, and will not assist or encourage any other Person to, (i) solicit or encourage any customer, vendor, supplier or other business partner of the Company or any of its Affiliates to terminate, diminish or otherwise change in any manner adverse to the Company or any of its Affiliates his, her or its relationship with any of them; or (ii) seek to persuade any such customer, vendor, supplier or business partner, or any prospective customer, vendor, supplier or business partner of the Company or any of its Affiliates, to conduct with anyone else any business or activity that such Person conducts or could conduct with the Company or any of its Affiliates.

(c) Non-Solicitation of Employees and Other Service Providers. While the Executive is employed by the Company, except as required for the proper performance of the Executive’s regular duties and responsibilities hereunder, the Executive will not, directly or indirectly, and will not assist or encourage any other Person to, hire or engage any employee of the Company or any of its Affiliates. While the Executive is employed by the Company, except as required for the proper performance of the Executive’s regular duties and responsibilities hereunder, and during the twelve- (12) month period immediately following termination of the Executive’s employment, regardless of the reason therefor (in the aggregate, the “Non-Solicitation Period”), the Executive will not, directly or indirectly, and will not assist or encourage any other Person to, (i) solicit for hiring or engagement any employee of the Company or any of its Affiliates or seek to persuade any such employee to discontinue employment; or (ii) solicit or encourage any independent contractor providing services to the Company or any of its Affiliates to terminate, diminish or otherwise change in any manner adverse to the Company or any of its Affiliates his, her or its relationship with any of them. For purposes of this Section 3.4(c), an “employee” or “independent contractor” of the Company or any of its Affiliates is any Person who was such at any time during the twelve- (12) month period immediately preceding the activity restricted by this Section 3.4(c).

(d) Non-Disparagement. Subject to the provisions of Section 3.1, while the Executive is employed by the Company and at all times following termination of the Executive’s employment, regardless of the reason therefor, the Executive will not, directly or indirectly, disparage or criticize the Company or any of its Affiliates, their respective businesses, management, employees, officers, directors, customers, products or services, and the Executive otherwise will not do or say anything that could disrupt the good morale of employees of the Company or any of its Affiliates or harm the interests or reputation of the Company or any of its Affiliates. The Company will not disparage or criticize the Executive in authorized public statements, and will instruct its senior-level executives and members of the Board not to, directly or indirectly, disparage or criticize the Executive to any Person following termination of the Executive’s employment hereunder.

3.5 Enforcement. In signing this Agreement, the Executive gives the Company assurance that the Executive has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed on the Executive under this Section 3, that the Executive has not relied on any agreements or representations, express or implied, that are not set forth expressly in this Agreement, and that the Executive has entered into this Agreement knowingly and voluntarily. The Executive agrees that these restraints are necessary for the reasonable and proper protection of the Company and its Affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. The Executive further agrees that, were the Executive to breach any of the covenants contained in this Section 3, the damage to the Company and its Affiliates would be irreparable. The Executive therefore agrees that the Company, in addition and not in the alternative to any other remedies available to it, will be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any such covenants, without having to post bond. So that the Company may enjoy the full benefit of the covenants contained in Section 3.4(c), the Executive further agrees that the Non-Solicitation Period will be tolled, and will not run, during the period of any breach by the Executive of the covenants contained therein. In the event that any provision of this Section 3 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision will be deemed to be modified to permit its enforcement to the maximum extent permitted by law. It is also agreed that each of the Company’s Affiliates will have the right to enforce all of the Executive’s obligations to that Affiliate under this Agreement, including, without limitation, pursuant to this Section 3. No claimed breach of this Agreement or other violation of law attributed to the Company or any of its Affiliates, or change in the nature or scope of the Executive’s employment or other relationship with the Company or any of its Affiliates, will operate to excuse the Executive from the performance of the Executive’s obligations under this Section 3.

4. TERMINATION OF EMPLOYMENT

The Executive’s employment under this Agreement will continue until terminated pursuant to this Section 8.

4.1 In General. The Executive’s employment may be terminated by the Company or by the Executive at any time upon sixty (60) days’ prior written notice to the other party; provided, however, that the Board may elect to waive such notice period or any portion thereof, in which case the Company will continue to pay the Base Salary for that portion of the notice period so waived. For clarity, the Company may only terminate the Executive’s employment through a resolution of the Board.

4.2 Death and Disability. The Executive’s employment will terminate automatically in the event of the Executive’s death during employment. The Company may terminate the Executive’s employment, upon notice to the Executive, in the event that the Executive becomes disabled during the Executive’s employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of the Executive’s duties and responsibilities for the Company and its Affiliates (notwithstanding the provision of any reasonable accommodation) for a period of ninety (90) days during any period of three hundred sixty-five (365) consecutive days. If any question arises as to whether the Executive is disabled to the extent that the Executive is unable to perform substantially all of the Executive’s duties and responsibilities hereunder, the Executive will, at the Company’s request, submit to a medical examination by a physician selected by the Company, and to whom the Executive or the Executive’s guardian, if any, has no reasonable objection, to determine whether the Executive is so disabled, and such determination will be conclusive of the issue for purposes of this Agreement. If such a question arises and the Executive fails to submit to the requested medical examination, the Company’s good faith, reasonable determination of the issue will be binding on the Executive.

5. OTHER MATTERS RELATED TO TERMINATION

5.1 Final Compensation. In the event of termination of the Executive’s employment with the Company, howsoever occurring, the Company will pay the Executive (i) the Base Salary for the final payroll period of the Executive’s employment, through the date the Executive’s employment terminates (the “Termination Date”); (ii) payment of any earned, but unpaid Annual Bonus for the fiscal year preceding the year in which the termination occurs; (iii) compensation at the rate of the Base Salary for any vacation time accrued in accordance with the policies of the Company but not used as of the Termination Date; and (iv) reimbursement, in accordance with Section 2.8 hereof, for business expenses incurred by the Executive but not yet paid to the Executive as of the Termination Date, provided that the Executive submits all expenses and supporting documentation required within sixty (60) days of the Termination Date and that such expenses are reimbursable under Company policies then in effect (all of the foregoing, the “Final Compensation”). Except as otherwise provided in the foregoing clause (iv), the Final Compensation will be paid to the Executive immediately upon termination of employment.

5.2 Termination in Connection with a Change of Control. Notwithstanding the provisions of Section 5.1, in the event such termination occurs within Cause within the three (3) months prior to or twelve (12) months following the date of a Change of Control (and in the case of a termination by the Company that occurs prior to such Change of Control, solely to the extent such termination results from the request of another party to the Change of Control transaction), the Company will pay the Executive (i) severance in the amount of twelve (12) months of Base Salary in the form of salary continuation in accordance with the ordinary payroll practices of the Company over the twelve (12) months following the Termination Date; (ii) if the Executive timely and properly elects to receive benefits under COBRA and the premium subsidy described herein is permissible under applicable law, COBRA premium subsidy payments at the rate of the Company’s normal contribution for active employees at the Executive’s coverage level as in effect immediately prior to the Executive’s termination, payable in the form of salary continuation in accordance with the ordinary payroll practices of the Company until the earlier of (A) twelve (12) months following the Termination Date and (B) the first date on which the Executive is no longer eligible for COBRA coverage, otherwise ceases to participate in the Company’s benefit plans or becomes eligible to receive health insurance coverage from another employer; and (iii) notwithstanding anything to the contrary in the Plan or any applicable award agreement, the Executive’s equity awards under the Plan that would vest within the twelve (12) month period following the Termination Date will become fully vested effective as of the Release Date.

5.3 Conditions to and Timing of the Severance Payments. Any obligation of the Company to provide the Severance Payments is conditioned on the Executive signing and returning to the Company, without revocation, a timely and effective separation agreement containing a general release of claims and other customary terms in the form provided by the Company to the Executive at the time the Executive’s employment terminates (the “Separation Agreement”), which will contain no additional restrictive covenants beyond those set forth in this Agreement. The Separation Agreement must become effective, if at all, by the sixtieth (60th) calendar day following the Termination Date (the date the Separation Agreement so becomes effective, the “Release Date”). Provided the foregoing conditions are satisfied, the first installment of the Severance Payments will be paid on the Company’s next regular payroll date at least five (5) business days following the Release Date, the amount of which will be retroactive to the Termination Date. Any obligation of the Company to provide or continue the Severance Payments, and the Executive’s right to retain the same, in each case, are expressly conditioned upon the Executive’s continued full performance of the Executive’s obligations under Section 3.

5.4 Benefits Termination. Except for any right the Executive may have under COBRA or other applicable law to continue participation in the Company’s group health and dental plans at the Executive’s own cost, the Executive’s participation in all employee benefit plans will terminate in accordance with the terms of the applicable benefit plans based on the Termination Date, without regard to any continuation of the Base Salary or other payment to the Executive following such termination, and the Executive will not be eligible to earn vacation or other paid time off following such termination.

5.5 Survival. The provisions of this Agreement will survive any termination of employment if so provided in this Agreement or if necessary or desirable to accomplish the purposes of other surviving provisions, including, without limitation, the Executive’s obligations under Section 3. Upon termination by either the Executive or the Company, all rights, duties and obligations of the Executive and the Company to each other will cease, except as otherwise expressly provided in this Agreement.

6. CERTAIN DEFINITIONS

For purposes of this Agreement, the following definitions apply:

“Affiliate” means any Person “controlling,” “controlled by” or “under common control” with the Company, where “control,” in each instance, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, management authority or otherwise.

“Board” means the board of directors of the Company’s Parent, Astra Space, Inc., a Delaware corporation, or a committee thereof, and, in the event of a Change of Control, the board of directors of the Ultimate Parent.

“Cause” means: (i) Executive’s willful failure to perform his duties (other than by reason of disability); (ii) Executive’s willful failure to comply with any valid and legal directive of the Chief Executive Officer or the Board; (iii) Executive’s willful failure to materially comply with any written policy of the Company, including policies in the Astra’s employee handbook or any applicable code of conduct of the Company or any of its Affiliates; (iv) Executive’s material breach of any provision of Section 3 or any other confidentiality, invention assignment or other restrictive obligation set forth in any written agreement by and between the Executive and the Company or any of its Affiliates; (v) the Executive’s material breach of any other provision of this Agreement or any other written agreement by and between the Executive and the Company and its Affiliates, including award agreements granted under the Plan; (vi) Executive’s willful engagement in dishonesty, illegal conduct, insubordination or gross misconduct, including sexual harassment; (vii) Executive’s embezzlement, misappropriation or fraud, regardless of whether related to Executive’s employment with the Company; or (viii) Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude.

“Change of Control” has the meaning ascribed to such term in the Plan.

“Code” means the Internal Revenue Code of 1986, as amended, together with the regulations and guidance promulgated thereunder.

“Confidential Information” means any and all information of the Company and its Affiliates that is not generally available to the public. Confidential Information also includes any information received by the Company or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed. Confidential Information does not include information that enters the public domain other than through the Executive’s breach of the Executive’s obligations under this Agreement or any other agreement between the Executive and the Company or any of its Affiliates.

“Intellectual Property” means all Inventions conceived, made, created, developed or reduced to practice by the Executive (whether alone or with others, whether or not during normal business hours or on or off Company premises) during the Executive’s employment that relate either to the business of the Company or any of its Affiliates or to any prospective activity of the Company or any of its Affiliates or that result from any work performed by the Executive for the Company or any of its Affiliates or that make use of Confidential Information or any of the equipment or facilities of the Company or any of its Affiliates.

“Invention” means any invention, discovery, design, development, improvement, method, process, procedure, plan, project, system, technique, strategy, information, composition, know-how, work, concept or idea, or any modification or derivative of any of the foregoing (whether or not patentable or copyrightable or constituting a trade secret).

“Parent” means a Person who control another Person, where “controls” has the meaning set forth in the definition of Affiliates herein.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

“Subsidiary” means a Person that is controlled by another Person, where “controlled by” has the meaning set forth in the definition of Affiliates herein.

“Ultimate Parent” means, in relation to the Company, a Parent of the Company who is not a Subsidiary of another Person.

7. NO CONFLICTING AGREEMENTS

The Executive hereby represents and warrants that the signing of this Agreement and the performance of the Executive’s obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or by which the Executive is bound, and that the Executive is not now subject to any covenants against competition or similar covenants or any court order that could affect the performance of the Executive’s obligations hereunder. The Executive agrees that the Executive will not disclose to or use on behalf of the Company any confidential or proprietary information of a third party without that party’s consent.

8. TIMING OF PAYMENTS AND SECTION 409A

8.1 Separation from Service. For purposes of this Agreement, all references to “termination of employment” and correlative phrases will be construed to require a “separation from service” (as defined in Treasury Regulation § 1.409A-1(h) after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Treasury Regulation § 1.409A-1(i).

8.2 Specified Employee. Notwithstanding anything to the contrary in this Agreement, if at the time the Executive’s employment terminates the Executive is a specified employee, any and all amounts payable under this Agreement on account of such separation from service that would (but for this provision) be payable within six (6) months following the Termination Date instead will be paid on the next business day following the expiration of such six- (6) month period or, if earlier, upon the Executive’s death; except (i) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treasury regulation § 1.409A-1(b) (including, without limitation, by reason of the safe harbor set forth in Treasury Regulation § 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (ii) benefits that qualify as excepted welfare benefits pursuant to Treasury Regulation § 1.409A-1(a)(5); or (iii) other amounts or benefits that are not subject to the requirements of Section 409A of the Code (“Section 409A”).

8.3 Separate Payments. Each payment made under this Agreement will be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.

8.4 Change of Control. Notwithstanding anything to the contrary in this Agreement, with respect to any payment hereunder that constitutes nonqualified deferred compensation within the meaning of Section 409A and that is payable upon a change of control of the Company or other similar event, to the extent required to avoid the imposition of any additional tax, interest or penalty under Section 409A, no amount will be payable unless such change of control constitutes a “change in control event” within the meaning of Treasury Regulation § 1.409A-3(i)(5).

8.5 Limitation of Liability. This Agreement and the payments and benefits hereunder are intended to comply with, or be exempt from, the requirements of Section 409A, and the provisions of this Agreement will be interpreted and administered accordingly. Notwithstanding the foregoing, in no event will the Company have any liability relating to the failure or alleged failure of any payment or benefit hereunder to comply with, or be exempt from, such requirements.

9. SECTION 280G

Notwithstanding anything to the contrary in this Agreement or in any other agreement between the Executive and the Company or any of its Affiliates, in the event the Executive becomes or is deemed to become entitled to payments or benefits in connection with a Change of Control, the termination of the Executive’s employment with the Company or otherwise, whether pursuant to the terms of this Agreement or otherwise (in the aggregate, the “280G Payments”), that, in the aggregate, are deemed to constitute “parachute payments” within the meaning of Section 280G of the Code (“Section 280G”) and, but for the application of this Section 9, would be subject to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, solely to the extent such reduction would result in a more favorable after-tax outcome for the Executive, the amount of the 280G Payments will be reduced to the minimum extent necessary to ensure that no portion of the 280G Payments is subject to the Excise Tax. To the extent any payments are required to be so reduced, the payments due to the Executive will be reduced in the following order, unless otherwise agreed and such agreement is in compliance with Section 409A: (i) payments that are payable in cash, with amounts that are payable last reduced first; (ii) payments due in respect of any equity or equity derivatives included at their full value under Section 280G (rather than their accelerated value); (iii) payments due in respect of any equity or equity derivatives included at their accelerated value under Section 280G, with the highest values reduced first (as such values are determined in accordance with Treasury Regulation § 1.280G-1, Q/A-24); and (iv) all other non-cash benefits. All determinations pursuant to this Section 9 will be made by the Company in good faith and will be conclusive and binding on the Executive for all purposes.

10. MISCELLANEOUS

10.1 Notices. Any notices provided for in this Agreement will be in writing and will be effective when delivered in person or sent by the United States mail, postage prepaid, return receipt requested, or by a reputable overnight delivery service, and addressed to the Executive at the Executive’s last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention of the Chair of the Board, or to such other address as either party may specify by notice to the other actually received.

10.2 Withholding. All payments made by the Company under this Agreement will be reduced by any tax or other amounts required to be withheld by the Company, or any of its Affiliates, to the extent required by applicable law.

10.3 Assignment. Neither the Executive nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the Executive’s consent to one of its Affiliates or to any Person with whom the Company hereafter effects a reorganization, consolidation or merger, or to whom the Company hereafter transfers all or substantially all of its properties or assets. This Agreement will inure to the benefit of and be binding upon the Executive and the Company and each of their respective successors, executors, administrators, heirs and permitted assigns.

10.4 Severability. If any portion or provision of this Agreement is declared illegal or unenforceable to any extent by a court of competent jurisdiction, to any extent, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

10.5 Other Matters. This Agreement sets forth the entire agreement and understanding between the parties hereto relating to the subject matter hereof, and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, relating to the same. This Agreement may not be modified or amended, and no breach will be deemed to be waived, unless agreed to in writing by the Executive and an expressly authorized representative of the Board. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision herein. This Agreement may be executed in counterparts (and may be delivered by email or other electronic means), each of which will be an original and all of which together will constitute one and the same instrument. This is a California contract and will be governed by and construed in accordance with the laws of the State of California, without regard to any conflict of laws principles that would result in the application of the laws of any other jurisdiction. The Executive and the Company agree to submit to the exclusive jurisdiction of the courts of or in the State of California in connection with any dispute arising out of or otherwise related to this Agreement or the Executive’s employment with the Company, in whole or in part, and agree that any such dispute will be brought and maintained solely in such courts.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

ASTRA SPACE OPERATIONS, INC.

/s/ Chris Kemp
By: Chris Kemp
Its: Chief Executive Officer

/s/ Axel Martinez
AXEL MARTINEZ

[Signature Page to Employment Agreement]

EXHIBIT A

INVENTION ASSIGNMENT NOTICE

Notwithstanding anything to the contrary therein, the provisions of Section 3.3 of the Employment Agreement to which this Invention Assignment Notice is attached will not apply to any invention that qualifies fully for exclusion under the provisions of Section 2870 of the California Labor Code. Following is the text of California Labor Code Section 2870:

CALIFORNIA LABOR CODE SECTION 2870

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2)	Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

Exhibit 99.1

Astra appoints Axel Martinez as CFO effective in November 2022

Finance executive with 25 years of experience joins Astra to help drive scale and leverage his capital markets experience

ALAMEDA, CA — September 30, 2022. Astra Space, Inc. (“Astra”) (Nasdaq: ASTR), a provider of space products and launch services to the global space industry, announced the appointment of Axel Martinez to Chief Financial Officer, effective the day after the filing of our quarterly report in November 2022.

“Axel is a talented and experienced finance executive that will be an invaluable addition to our management team,” said Chris Kemp, Founder, Chairman, and CEO of Astra. “We expect his deep knowledge of the technology industry, experience with scaling high-growth companies, and participation in capital markets will be a huge asset to Astra as we enter our next phase.”

In his most recent roles, Martinez served as Chief Financial Officer at Virgin Hyperloop One and Veev Group Inc. – two growth technology companies. Axel started his technology career at Google where he spent 10 years in finance roles, including Head of Capital Markets where he managed more than $40 billion of capital. Axel also served as VP & Treasurer of Uber where he helped the Company scale into more than 60 countries. Previously, Axel worked at Merrill Lynch and the Chase Manhattan Bank as an investment banker. Axel holds a B.A. in Economics and Political Science from Columbia University and an M.B.A. from Harvard Business School.

Kelyn Brannon will transition her responsibilities and remain CFO through the effective date of Martinez’ appointment.

“We are grateful to Kelyn for her stewardship in taking the company public last year and building the foundation of Astra’s finance organization,” said Kemp. “I’d like to thank Kelyn on behalf of the Company for her service and contributions.”

About Astra

Astra’s mission is to improve life on Earth from space® by creating a healthier and more connected planet. Today, Astra offers one of the lowest cost-per-launch dedicated orbital launch services of any operational launch provider in the world, and one of the industry’s first flight-proven electric propulsion systems for satellites, Astra Spacecraft Engine™. Astra delivered its first commercial launch to low Earth orbit in 2021, making it the fastest company in history to reach this milestone, just five years after it was founded in 2016. Astra (NASDAQ: ASTR) was the first space launch company to be publicly traded on Nasdaq. Visit astra.com to learn more about Astra.

Safe Harbor

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, including the timing of when we may file our quarterly report on Form 10-Q and those risks and uncertainties described from time to time in other reports and other public filings with the Securities and Exchange Commission.

Media Contact:

Kati Dahm

media@Astra.com

Investor Contact:

Andrew Hsiung

investors@astra.com